Exhibit 2.2


                            ASSET PURCHASE AGREEMENT


     ASSET PURCHASE AGREEMENT (the "Agreement") dated as of August 7, 2001, as amended and restated as of November 30, 2001, between Textron Automotive Exteriors Inc., a Delaware corporation ("Exteriors"), and JPS Automotive, Inc., a Delaware corporation ("JPS "). Except as expressly defined herein, capitalized terms used in this Agreement shall have the meaning ascribed to them in the Purchase Agreement dated as of August 7, 2001, as amended and restated as of November 30, 2001 (the "Purchase Agreement"), by and among Textron Inc. ("Parent"), Collins & Aikman Products Co., a Delaware corporation ("C&A Products"), and Collins & Aikman Corporation, a Delaware corporation.

     WHEREAS, the Purchase Agreement provided for the sale of certain of Parent's automotive trim operations currently managed as a unit of Textron Automotive Company Inc. a Delaware corporation, to C&A Products and those entities specified in the Purchase Agreement;

     WHEREAS, Exteriors desires to sell and assign to JPS, and JPS desires to purchase and assume from Exteriors, certain assets, Contracts, other obligations and liabilities relating to the business conducted by Exteriors; and

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

     1. Sale and Purchase of Assets. (a) On the terms and subject to the conditions of this Agreement, at the Closing, Exteriors shall sell, transfer, assign and deliver to JPS, or cause to be sold, transferred, assigned and delivered to JPS, free and clear of any Liens (other than Permitted Liens), and JPS shall purchase and assume from Exteriors, all of Exteriors' right, title and interest in and to the Transferred Assets. To the extent that the Transferred Assets consist of written documents (including microfilms and computer files) which are necessary to the maintenance of Exteriors' records in accordance with reasonable practice, Exteriors may either deliver to JPS a duplicate copy of such documents and retain the original or deliver to JPS the original of such documents and retain a duplicate copy; provided, however, that Exteriors shall deliver the original of any such document when delivery of the original is necessary to effectuate the transfer of any Transferred Asset.

     (b) For purposes of this Agreement, "Transferred Assets" shall mean

     (A) the Evart, Michigan and Americus, Georgia plants (the "Plants") including, the following used primarily at or related primarily to the Plants:

     (i) the real estate, buildings thereon, fixtures, equipment and other personal property in the buildings,


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     (ii) Contracts, to the extent their transfer is permitted by their terms, for products produced at the Plants,

     (iii) to the extent their transfer is permitted by Law, all Permits relating to the Plants issued to Exteriors by any Governmental Authority;

     (iv) all rights in and to products sold (including, without limitation, products hereafter repossessed or returned and unpaid, Exteriors, rights of replevin, rescission, reclamation and rights to stoppage in transit) which were manufactured at the Plants;

     (v) all rights of way, easements, appurtenances and similar realty interests of Exteriors pertaining to the real property on which the Plants are located;

     (vi) all machinery, equipment, furniture, furnishings, vehicles and other fixed assets used primarily on or relating primarily to the Plants;

     (vii) all leases of vehicles and of tangible assets which are used primarily at or related primarily to the Plants;

     (viii) all inventories of raw materials, work-in-progress, spare parts, replacement and component parts, office and other supplies and finished goods for the Plants (the "Inventory");

     (ix) all Contracts relating primarily to the Plants to the extent their transfer is permitted by their terms (the "Purchased Contracts"), including, without limitation, any right to receive payment for products sold or services rendered, and to receive goods and services, pursuant to such agreements;

     (x) all customer lists relating primarily to the Plants (the "Customer Lists");

     (xi) all pre-paid expenses, credits, deferred charges, advance payments, security deposits and other prepaid items related primarily to the Transferred Assets;

     (xii) all rights, claims, credits, causes of action or rights of set-off against third parties related primarily to the Transferred Assets or the Assumed Liabilities, including, without limitation, unliquidated rights under manufacturers' and vendors' warranties and rights under insurance policies covering the Transferred Assets, other than in relation to liabilities that are the obligations of Exteriors and rights to sue for and remedies against past, present and future infringements of any Intellectual Property rights;

     (xiii) all trade accounts and notes receivable and payments for services as of the Closing Date which arose from the operation of the Plants in the ordinary course prior to the Closing Date;


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     (xiv) all books, records, manuals and other materials (in any form or medium), including, without limitation, all advertising materials, catalogues, price lists, correspondence, mailing lists, distribution lists, photographs, production data, sales and promotional materials and records, purchasing materials and records, personnel records, manufacturing and quality control records and procedures, blueprints, research and development files, records, data and laboratory books, media materials and plates, accounting records, customer records, sales order files and litigation files used primarily in or relating primarily to the Plants;

     (xv) all guarantees, warranties, indemnities and similar rights in favor of Exteriors with respect to any Transferred Asset;

     (xvi) any and all of the databases, software, source codes, object codes, documentation, technical data, manuals, comments and instructions, and computer processes used primarily at or relating primarily to the Plants;

     (xvii) all goodwill and any other intangible assets related primarily to the Plants, including without limitation all relationships with brokers and representatives relating to the sales, marketing, distribution or promotion of products manufactured in the Plants; and

     (xviii) all other assets (other than Contracts) which are used primarily at or relate primarily to the business of such plants; and

     (B) all assets associated with the business conducted at Exteriors' leased facility located in St. Louis Missouri;

provided, however, that the term Transferred Assets shall not include any equipment which will be sold by Exteriors pursuant to the transaction described in Section 5.21 of the Purchase Agreement.

     2. Purchase Price. (a) The purchase price for the Transferred Assets shall be eighty four million seven hundred thirty nine thousand nine hundred seventy one dollars ($84,739,971) minus the estimated amount of Assumed Liabilities which are treated as liabilities for income tax purposes as of the Closing Date (the "Purchase Price"). The estimate of said Assumed Liabilities shall be made by the parties in good faith shortly prior to the closing. JPS shall deliver to Exteriors at the Closing a promissory note in the principal amount of the Purchase Price bearing 11% interest compounded annually and payable quarterly in arrears maturing on the fifth anniversary of the Closing. Such note shall have terms and provisions as are acceptable to both Exteriors and JPS.

     (b) Real property, personal property and other ad valorem Taxes of Exteriors related to the Transferred Assets shall be allocated between JPS and Exteriors on the basis of a daily proration and the net amount owing from JPS to Exteriors or from Exteriors to JPS on ac-



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count of such proration shall be paid promptly upon written request by the party entitled to receive such payment. If an assessment for the tax period that includes the Closing Date (the "Current Period") has not been made by the time that payment is due under the preceding sentence, a tentative payment shall be made at that time based on the assessment for the immediately preceding tax period, and JPS or Exteriors, as the case may be, shall make an appropriate adjusting payment within 10 days following receipt of the assessment for the Current Period.

     (c) Upon the terms and subject to the conditions of this Agreement and the Purchase Agreement, at the Closing JPS shall, by appropriate instruments to be executed and delivered at Closing, assume and agree to buy, perform and discharge in accordance with the terms thereof, when due all of the liabilities and obligations related primarily to the Plants on the Closing Date of whatever kind or nature, absolute or contingent, known or unknown, whenever arising (the "Assumed Liabilities").

     (d) On terms and subject to the conditions of this Agreement, the closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York at 8:00 a.m. (New York time) as promptly as practicable, but no later than the second business day following the satisfaction or waiver of the conditions set forth in Section 3 (other than conditions which by their nature are to be satisfied at Closing, but subject to those conditions) or at such other time, date or place as JPS and Exteriors may agree. The date on which the Closing occurs is hereinafter referred to as the "Closing Date"

     3. Conditions. The obligation of each party to complete the purchase of the Plants by JPS are subject to the satisfaction on or prior to the Closing Date of the conditions set forth in Section 6.1 of the Purchase Agreement. The obligations of JPS to complete the purchase of the Plants is subject to the satisfaction on or prior to the Closing Date of the conditions set forth in
Section 6.2 or the Purchase Agreement. The obligations of Exteriors to complete the sale of the Plants is subject to the satisfaction on or prior to the Closing Date of the conditions set forth in Section 6.3 or the Purchase Agreement.

     4. Rescission. In the event that the Closing pursuant to the Purchase Agreement does not occur within two business days after the Closing pursuant to this Agreement, Exteriors and JPS shall rescind the purchase of the Transferred Assets and the assumption of the Assumed Liabilities by JPS.

     5. Termination. This Agreement may be terminated at any time prior to the Closing by either Exterior or JPS if the Purchase Agreement has been terminated.

     6. Miscellaneous. (a) This Agreement shall be construed and the rights and duties of the parties determined in accordance with the laws of the State of Delaware.

     (b) This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective assigns and successors.


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     (c) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     (d) This Agreement may be amended only by a written agreement signed by JPS and Exteriors.

     (e) Any notice, request, instruction or other document to be given hereunder by any party to another party shall be given in the manner and to the parties specified in the Purchase Agreement.

     (f) In case any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal or unenforceable in any jurisdiction. the validity, legality and enforceability of the remaining terms, provisions, covenants or restrictions, or of such term provision, covenant or restriction in any other jurisdiction, shall not in any way be affected or impaired thereby.

     (g) In the event of any conflict between this Agreement and the agreements attached as Exhibits 2, 3A, 3B, 3C and 4 to the Purchase Agreement, the latter agreements shall apply.

     (h) Upon the reasonable request of JPS, Exteriors shall on and after the Closing Date execute and deliver to JPS such other documents, releases, assignments and other instruments as may be required to effectuate completely the transactions contemplated hereby, and to otherwise carry out the purposes of this Agreement. Upon the reasonable request of Exteriors, JPS shall on the Closing Date execute and deliver to Exteriors such other documents, releases, assignments and other instruments as may be required to effectuate completely the transactions.

                            [SIGNATURE PAGE FOLLOWS]



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     IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase
Agreement to be executed and delivered as of the date and year first written above.


                          TEXTRON AUTOMOTIVE EXTERIORS INC.



                          By:    /s/ Arnold M. Friedman
                                 -----------------------------------------------
                                 Name:   Arnold M. Friedman
                                 Title:  Vice President and Deputy General
                                         Counsel


                          JPS AUTOMOTIVE, INC.



                          By:    /s/ Ronald T. Lindsay
                                 -----------------------------------------------
                                 Name:   Ronald T. Lindsay
                                 Title:  Senior Vice President, General Counsel
                                         and Secretary




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